Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended September 30, 2016

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Second Quarter of Fiscal Year 2017 Highlights	2
3.	Operating Performance	3
4.	Second Quarter Fiscal Year 2017 Financial Results	13
5.	Liquidity and Capital Resources	15
6.	Financial Instruments and Related Risks	18
7.	Off-Balance Sheet Arrangements	20
8.	Transactions with Related Parties	20
9.	Alternative Performance (Non-IFRS) Measures	21
10.	Critical Accounting Policies and Estimates	29
11.	New Accounting Standards	30
12.	Other MD&A Requirements	31
13.	Outstanding Share Data	31
14.	Risks and Uncertainties	32
15.	Disclosure Controls and Procedures	33
16.	Changes in Internal Control over Financial Reporting	33
17.	Directors and Officers	34
Forward Looking Statements		34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2016 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2016, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated interim financial statements for the three months ended September 30, 2016, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2016. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of byproduct credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A.

This MD&A is prepared as of November 2, 2016 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc project in Guangdong Province, China. The Company’s shares are traded on the Toronto Stock Exchange.

2.	Second Quarter of Fiscal Year 2017 Highlights

  Net income attributable to equity shareholders of $12.4 million, or $0.07 per share, up 454% compared with net earnings attributable to equity shareholders of $2.2 million or $0.01 per share in the prior year period;

  Silver, lead and zinc sales up 44%, 51%, and 27%, respectively, from the prior year period, to approximately 1.8 million ounces silver, 19.9 million pounds lead, and 5.9 million pounds zinc;

  Sales of $46.3 million, up 70% from the prior year period;

  A 16%, 21%, and 22% increase in the head grades of silver, lead, and zinc;

  Gross margin improved to 58% from 32% in the prior year period;

  Cash flows from operations of $27.0 million, an increase of $22.4 million compared to $4.6 million in the prior year period;

  Cash production cost per tonne1 of $55.84 compared with $70.49 in the prior year period;

  Cash cost per ounce of silver1 , net of by-product credits, of negative $3.05, compared to $1.52 in the prior year period;

  All-in sustaining cost per ounce of silver1 , net of by-product credits, of $3.16, compared to $12.40 in the prior year quarter; and

  Ended the period with $92.1 million in cash and short term investments, an increase of $30.1 million compared to $62.0 million as at March 31, 2016.

_________________________
1 Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2016:

	Three months ended September 30, 2016
	Ying Mining District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	179,194	74,692	253,886
Ore Milled (tonne)	180,154	76,100	256,254

+ Mining cost per tonne of ore mined ($)	76.30	36.78	64.67
Cash mining cost per tonne of ore mined ($)	49.13	28.61	43.09
Non cash mining cost per tonne of ore mined ($)	27.17	8.17	21.58

+ Unit shipping costs($)	3.81	-	2.68

+ Milling cost per tonne of ore milled ($)	10.86	15.57	12.26
Cash milling cost per tonne of ore milled ($)	8.85	12.94	10.07
Non cash milling cost per tonne of ore milled ($)	2.01	2.63	2.19

+ Average Production Cost
Silver ($ per ounce)	5.96	6.95	6.27
Gold ($ per ounce)	424	-	458
Lead ($ per pound)	0.28	0.42	0.30
Zinc ($ per pound)	0.28	0.43	0.29
Other ($ per pound)	-	-	-

+ Total production cost per ounce of Silver, net of by-product credits ($)	0.33	(1.97)	0.10
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(2.68)	(6.39)	(3.05)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.33	(1.49)	3.16
+ All-in cost per ounce of Silver, net of by-product credits ($)	2.82	(1.25)	3.62

Recovery Rates
Silver (%)	95.5	76.2	93.2
Lead (%)	96.3	86.6	95.1
Zinc (%)	42.9	86.4	65.8

Head Grades
Silver (gram/tonne)	302	96	241
Lead (%)	4.9	1.6	3.9
Zinc (%)	1.1	2.8	1.6

Concentrate in stock
Lead concentrate (tonne)	3,880	101	3,981
Zinc concentate (tonne)	280	127	407

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,630	183	1,813
Gold (in thousands of ounces)	1.0	-	1.0
Lead (in thousands of pounds)	17,768	2,163	19,931
Zinc (in thousands of pounds)	1,785	4,106	5,891
Other (in thousands of pound)	-	365	365

Metal Sales
Silver (in thousands of $)	24,923	2,051	26,974
Gold (in thousands of $)	1,087	-	1,087
Lead (in thousands of $)	12,684	1,459	14,143
Zinc (in thousands of $)	1,260	2,833	4,093
Other (in thousands of $)	-	1	1
	39,954	6,344	46,298
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	15.29	11.21	14.88
Gold ($ per ounce)	1,087	-	1,087
Lead ($ per pound)	0.71	0.67	0.71
Zinc ($ per pound)	0.71	0.69	0.69

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.9% from lead concentrates and 20.3% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation
+Figures may not add due to rounding

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2015:

	Three months ended September 30, 2015
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	171,014	69,546	240,560
Ore Milled (tonne)	176,936	68,465	245,401

+ Mining cost per tonne of ore mined ($)	86.29	44.68	74.26
Cash mining cost per tonne of ore mined ($)	62.15	36.49	54.73
Non cash mining cost per tonne of ore mined ($)	24.14	8.19	19.53

+ Unit shipping costs($)	4.25	-	3.02

+ Milling cost per tonne of ore milled ($)	13.70	18.05	14.91
Cash milling cost per tonne of ore milled ($)	11.55	15.81	12.74
Non cash milling cost per tonne of ore milled ($)	2.15	2.24	2.17

+ Average Production Cost
Silver ($ per ounce)	7.77	7.40	7.89
Gold ($ per ounce)	502	654	523
Lead ($ per pound)	0.45	0.54	0.47
Zinc ($ per pound)	0.37	0.47	0.39
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	4.86	2.99	4.67
+ Total cash cost per ounce of Silver, net of by-product credits ($)	1.88	(1.69)	1.52

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	9.88	13.73	12.40
+ All-in cost per ounce of Silver, net of by-product credits ($)	12.06	14.80	14.47

Recovery Rates
Silver (%)	94.8	77.0	89.8
Lead (%)	95.0	89.5	93.5
Zinc (%)	55.1	82.7	62.8

Head Grades
Silver (gram/tonne)	246	107	207
Lead (%)	3.8	1.4	3.1
Zinc (%)	0.7	2.8	1.3

Concentrate in stock
Lead concentrate (tonne)	2,228	728	2,956
Zinc concentate (tonne)	260	456	716

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,132	128	1,260
Gold (in thousands of ounces)	0.7	-	0.7
Lead (in thousands of pounds)	11,529	1,632	13,161
Zinc (in thousands of pounds)	1,459	3,172	4,631

Metal Sales
Silver (in thousands of $)	13,561	1,151	14,712
Gold (in thousands of $)	506	13	519
Lead (in thousands of $)	8,039	1,083	9,122
Zinc (in thousands of $)	838	1,820	2,658
Other (in thousands of $)	-	202	202
	22,944	4,269	27,213
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.98	9.02	11.68
Gold ($ per ounce)	773	797	774
Lead ($ per pound)	0.71	0.66	0.69
Zinc ($ per pound)	0.57	0.57	0.57

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.3% from lead concentrates and 21.7% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation
+Figures may not add due to rounding

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2016:

	Six months ended September 30, 2016
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	352,702	139,041	491,743
Ore Milled (tonne)	347,901	139,687	487,588

+ Mining cost per tonne of ore mined ($)	77.44	39.15	66.61
Cash mining cost per tonne of ore mined ($)	50.70	30.87	45.09
Non cash mining cost per tonne of ore mined ($)	26.74	8.28	21.52

+ Unit shipping costs($)	3.84	-	2.75

+ Milling cost per tonne of ore milled ($)	11.53	17.05	13.11
Cash milling cost per tonne of ore milled ($)	9.44	14.15	10.79
Non cash milling cost per tonne of ore milled ($)	2.09	2.90	2.32

+ Average Production Cost
Silver ($ per ounce)	6.29	7.51	6.63
Gold ($ per ounce)	457	-	493
Lead ($ per pound)	0.30	0.45	0.32
Zinc ($ per pound)	0.28	0.45	0.30
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	1.59	0.98	1.53
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(1.34)	(3.65)	(1.57)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	3.99	1.32	5.01
+ All-in cost per ounce of Silver, net of by-product credits ($)	4.97	1.60	5.93

Recovery Rates
Silver (%)	95.6	76.5	93.4
Lead (%)	96.3	86.7	95.2
Zinc (%)	45.5	86.1	66.6

Head Grades
Silver (gram/tonne)	305	97	245
Lead (%)	4.7	1.5	3.8
Zinc (%)	1.1	2.9	1.6

Concentrate in stock
Lead concentrate (tonne)	3,880	101	3,981
Zinc concentate (tonne)	280	127	407

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,120	332	3,452
Gold (in thousands of ounces)	1.9	-	1.9
Lead (in thousands of pounds)	32,629	4,023	36,652
Zinc (in thousands of pounds)	3,605	7,513	11,118
Other (in thousands of pounds)	-	8,551	8,551

Metal Sales
Silver (in thousands of $)	44,289	3,522	47,811
Gold (in thousands of $)	1,959	-	1,959
Lead (in thousands of $)	22,065	2,571	24,636
Zinc (in thousands of $)	2,313	4,739	7,052
Other (in thousands of $)	-	111	111
	70,626	10,943	81,569
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.20	10.61	13.85
Gold ($ per ounce)	1,031	-	1,031
Lead ($ per pound)	0.68	0.64	0.67
Zinc ($ per pound)	0.64	0.63	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.8% from lead concentrates and 20.7% from zinc concentrates.
2 GC Silver sold i n zinc concentrates i s subjected to higher smelter and refining charges which lowers the net s ilver selling price.
+ Non-IFRS measures, see section 9 for reconciliation
+Figures may not add due to rounding

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2015:

	Six months ended September 30, 2015
	Ying Mining
	District[1]	GC2	Total

Production Data
Mine Data
Ore Mined (tonne)	338,120	136,273	474,393
Ore Milled (tonne)	337,213	135,145	472,358

+ Mining cost per tonne of ore mined ($)	80.71	50.63	72.06
Cash mining cost per tonne of ore mined ($)	59.43	42.49	54.56
Non cash mining cost per tonne of ore mined ($)	21.28	8.14	17.50

+ Unit shipping costs($)	4.15	-	2.96

+ Milling cost per tonne of ore milled ($)	14.51	17.94	15.49
Cash milling cost per tonne of ore milled ($)	12.23	15.67	13.21
Non cash milling cost per tonne of ore milled ($)	2.28	2.27	2.28

+ Average Production Cost
Silver ($ per ounce)	7.81	8.80	8.17
Gold ($ per ounce)	499	707	535
Lead ($ per pound)	0.44	0.61	0.47
Zinc ($ per pound)	0.39	0.55	0.41
Other ($ per pound)	-	0.01	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	4.53	5.91	4.69
+ Total cash cost per ounce of Silver, net of by-product credits ($)	1.44	1.52	1.45

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	9.52	11.04	11.65
+ All-in cost per ounce of Silver, net of by-product credits ($)	10.86	11.55	12.88

Recovery Rates
Silver (%)	94.7	77.5	89.8
Lead (%)	95.0	88.6	93.1
Zinc (%)	54.1	82.9	62.3

Head Grades
Silver (gram/tonne)	252	107	211
Lead (%)	3.7	1.4	3.0
Zinc (%)	0.8	2.8	1.3

Concentrate in stock
Lead concentrate (tonne)	2,228	728	2,956
Zinc concentate (tonne)	260	456	716

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,321	309	2,630
Gold (in thousands of ounces)	1.5	-	1.5
Lead (in thousands of pounds)	23,456	4,052	27,508
Zinc (in thousands of pounds)	2,831	6,201	9,032
Other (in thousands of pound)	-	26,532	26,532

Metal Sales
Silver (in thousands of $)	29,523	3,107	32,630
Gold (in thousands of $)	1,230	23	1,253
Lead (in thousands of $)	16,691	2,812	19,503
Zinc (in thousands of $)	1,775	3,896	5,671
Other (in thousands of $)	-	376	376
	49,219	10,214	59,433
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.72	10.06	12.41
Gold ($ per ounce)	813	808	813
Lead ($ per pound)	0.71	0.69	0.71
Zinc ($ per pound)	0.63	0.63	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.3% from lead concentrates and 22.2% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation
+Figures may not add due to rounding

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Mine and Milling Production

For the three months ended September 30, 2016 (“Q2 Fiscal 2017”), on a consolidated basis, the Company mined 253,886 tonnes of ore, up 6% compared to 240,560 tonnes in the three months ended September 30, 2015 (“Q2 Fiscal 2016”). The increase in ore mined was mainly due to a 5% increase in the ore mined at the Ying Mining District and a 7% increase in the ore mined at the GC Mine. Correspondingly, ore milled increased by 4% to 256,254 tonnes of ore compared to 245,401 tonnes in Q2 Fiscal 2016.

For the six months ended September 30, 2016, on a consolidated basis, the Company mined 491,743 tonnes of ore, a 4% increase compared to 474,393 tonnes in the same prior year period. In the same comparative period, ore milled increased 3% to 487,588 tonnes ore compared to 472,358 tonnes.

(b) Metal Sales

In Q2 Fiscal 2017, the Company sold approximately 1.8 million ounces of silver, 19.9 million pounds of lead, and 5.9 million pounds of zinc, up 44%, 51% and 27%, respectively, compared to 1.3 million ounces of silver, 13.2 million pounds of lead, and 4.6 million pounds of zinc in Q2 Fiscal 2016. The increase of metals sold, on a consolidated basis, was mainly due to: i) a 16%, 21%, and 22% increase in the head grades of silver, lead and zinc, resulting largely from the ongoing dilution control measures and operation management improvements; ii) a 4% increase of ore milled; and iii) an increase in silver-lead concentrate inventories of 1,798 tonnes to 2,228 tonnes in Q2 Fiscal 2016 at the Ying Mining District. As at the end of Q2 Fiscal 2017, Ying Mining District held 3,880 tonnes of silver-lead concentrate inventories, and the estimated metals contained in silver-lead concentrate were approximately 0.4 million ounces of silver and 4.5 million pounds of lead.

For the six months ended September 30, 2016, on a consolidated basis, the Company sold approximately 3.5 million ounces of silver, 36.7 million pounds of lead, and 11.1 million pounds of zinc, up 31%, 33% and 23% compared to the same prior year period.

The significant improvement in the head grades of silver, lead and zinc and improved cost structures since the December quarter of 2015 can be attributed in part to an internal “Enterprise Blog” system in the management of Mine Production and Safety Information which the Company implemented from August 2015.

The “Enterprise Blog” is an internet social media system that makes the distribution and flow of the work related knowledge and information easy and transparent for parties at different locations. In the system, for example, each of the mining stopes, development faces, or equipment is assigned a “blog” name. Daily results of onsite inspection for these stopes or faces by responsible engineers are required to be “published” on their “blogs”. The results are listed in a structured data formatted in a “check list table”, containing information and supporting photos as required by the Company. Related parties at different levels of the management team can access directly to the daily “blog” for each work place, for first hand information. Meanwhile the “Enterprise Blog” system will also record if a management person has accessed the “blog” to read or comment on the daily results under his responsibility.

With the Enterprise Blog, information collection, distribution, retrieval, and monitoring has become transparent and immediate. The information and knowledge collected by the frontline technicians or engineers freely flows throughout layers of the management structure. The responsible management person has the pressure, incentive, and tools to make prompt and more accurate decisions that can be instantly delivered to responsible parties. The benefits of the system are that team member collaboration becomes easy, KPI assessments are fair and timely, and each person is accountable for his work.

(c) Mining and Milling Costs

In Q2 Fiscal 2017, the consolidated total mining cost and cash mining cost were $64.67 and $43.09 per tonne, a decrease of 13% and 21% as compared to $74.26 and $54.73 per tonne, respectively, in Q2

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Fiscal 2016. The decrease in cash mining cost is mainly due to: i) a 22% decrease in contractor costs; ii) a 16% saving on raw material and maintenance costs; offset by iii) a 10% increase in labour costs.

The consolidated total milling cost and cash milling cost in Q2 Fiscal 2017 were $12.26 and $10.07 per tonne, a decrease of 18% and 21%, respectively, compared to $14.91 and $12.74 per tonne, respectively, in Q2 Fiscal 2016. The decrease in cash milling costs is mainly due to: i) a 3% reduction on utility costs; ii) a 4% decrease in raw material and maintenance costs; and iii) the exclusion of mineral resource tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs. Effectively July 1, 2016, mineral resource tax has been changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed directly and included in government fee and other taxes.

Correspondingly, the consolidated cash production cost per tonne of ore processed in Q2 Fiscal 2017 decreased by 21% to $55.84 from $70.49 in Q2 Fiscal 2016, while the consolidated per tonne total production costs decreased by 14% to $79.61 from $92.19 in Q2 Fiscal 2016.

For the six months ended September 30, 2016, the consolidated total mining cost and cash mining cost were $66.61 and $45.09 per tonne, a decrease of 8% and 17% as compared to $72.06 and $54.56 per tonne, respectively, in same prior year period. The consolidated total milling cost and cash milling cost were $13.11 and $10.79 per tonne, a decrease of 15% and 18%, respectively, compared to $15.49 and $13.21 per tonne in the same prior year period.

Correspondingly, the consolidated cash production cost per tonne of ore processed for the six months ended September 30, 2016 decreased by 17% to $58.63 from $70.73 in the same prior year period, while the consolidated per tonne total production costs decreased by 9% to $82.47 from $90.51 in the same prior year period.

(d) Total and Cash Cost per Ounce of Silver, Net of By-Product Credits

In Q2 Fiscal 2017, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $0.10 and negative $3.05 compared to $4.67 and $1.52, respectively, in Q2 Fiscal 2016. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to lower per tonne cash production costs as discussion above and a 55% increase in by-product credits, arising from more lead and zinc sold and higher metal prices.

For the six months ended September 30, 2016, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $1.53 and negative $1.57 compared to $4.69 and $1.45 in the same prior year period.

(e) All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits

In Q2 Fiscal 2017, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, were $3.16 compared to $12.40 in Q2 Fiscal 2016. The decrease is mainly due to: i) lower per tonne cash production costs and the increase of by-products credits as discussed above; ii) a $0.5 million decrease in corporate administrative expenditures; and iii) a $1.7 million decrease in sustaining capital expenditures.

For the six months ended September 30, 2016, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, were $5.01 compared to $11.65 in the same prior year period.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Operation Review

(i) Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, BCG and HZG mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Six Months ended September 30,
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	2016	2015
Ore Mined (tonne)	179,194	173,508	99,415	152,230	171,014	352,702	338,120
Ore Milled (tonne)	180,154	167,747	99,203	151,035	176,936	347,901	337,213
Head Grades
Silver (gram/tonne)	302	308	310	287	246	305	252
Lead (%)	4.9	4.4	4.0	4.1	3.8	4.7	3.7
Zinc (%)	1.1	1.1	0.9	0.8	0.7	1.1	0.8
Recoveries
Silver (%)	95.5	95.7	95.0	95.4	94.8	95.6	94.7
Lead (%)	96.3	96.4	96.3	96.6	95.0	96.3	95.0
Zinc (%)	42.9	48.4	57.6	50.2	55.1	45.5	54.1
Metal Sales
Silver (in thousands of ounce)	1,630	1,490	857	1,216	1,132	3,120	2,321
Gold (in thousands of ounce)	1.0	0.9	0.3	0.5	0.7	1.9	1.5
Lead (in thousands of pound)	17,768	14,861	7,379	12,107	11,529	32,629	23,456
Zinc (in thousands of pound)	1,785	1,820	999	1,168	1,459	3,605	2,831
Cash mining cost ($ per tonne)	49.13	52.33	54.63	55.63	62.15	50.70	59.43
Total mining cost ($ per tonne)	76.30	78.64	83.24	78.91	86.29	77.44	80.71
Cash milling cost ($ per tonne)	8.85	10.07	13.70	11.67	11.55	9.44	12.23
Total milling cost ($ per tonne)	10.86	12.25	17.38	14.15	13.70	11.53	14.51
Cash production cost ($ per tonne)	61.79	66.27	71.90	71.29	77.95	63.98	75.81

Cash cost per ounce of silver ($)	(2.68)	0.12	2.83	0.25	1.88	(1.34)	1.44
All-in sustaining cost per ounce of silver ($)	2.33	5.80	8.92	6.62	9.88	3.99	9.52

* Figures may not add due to rounding

In Q2 Fiscal 2017, the total ore mined at the Ying Mining District was 179,194 tonnes, an increase of 5% compared to total ore production of 171,014 tonnes in Q2 Fiscal 2016. Silver, lead and zinc head grades improved by 23%, 28%, and 53%, respectively, to 302 grams per tonne (“g/t”) for silver, 4.9% for lead, and 1.1% for zinc from 246 g/t for silver, 3.8% for lead, and 0.7% for zinc, respectively, in Q2 Fiscal 2016, resulting largely from the ongoing dilution control and operation management improvements. Total ore milled at the Ying Mining District in Q2 Fiscal 2017 was 180,154 tonnes, an increase of 2% compared to 176,936 tonnes in Q2 Fiscal 2016.

In Q2 Fiscal 2017, the Ying Mining District sold approximately 1.6 million ounces of silver, 1,000 ounces of gold, 17.8 million pounds of lead, and 1.8 million pounds of zinc, up 44%, 43%, 54%, and 22% respectively, compared to 1.1 million ounces of silver, 700 ounces of gold, 11.5 million pounds of lead, and 1.5 million pounds of zinc in Q2 Fiscal 2016. The increase in metals sold is mainly due to: i) the improved head grades achieved and higher ore production in the quarter, and ii) an increase in silver-lead concentrate inventories of 1,798 tonnes to 2,228 tonnes in the prior year quarter as the Company started intentionally to increase its concentrate inventories in reaction to the low metal prices in Q2 Fiscal 2016.

Total and cash mining costs per tonne in Q2 Fiscal 2017 were $76.30 and $49.13, respectively, compared to $86.29 and $62.15, respectively, in Q2 Fiscal 2016. The decrease in cash mining costs was mainly due to: i) a 22% decrease in contractor costs; ii) a 24% saving on raw material and maintenance costs; and offset by a 10% increase in labour costs.

Cash milling costs in Q2 Fiscal 2017 were $8.85 compared to $11.55 in Q2 Fiscal 2016, and the decrease was mainly due to: i) a 7% reduction on utility costs; ii) a 6% decrease in raw material and maintenance costs; and iii) the exclusion of mineral resource tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Effective July 1, 2016, mineral resource tax was changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed directly and included in government fee and other taxes.

Correspondingly, cash production cost per tonne of ore processed at the Ying Mining District was $61.79, a decrease of 21% compared to $77.95 in Q2 Fiscal 2016 as a result of the decrease in both per tonne cash mining and milling cost.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District, was negative $2.68 in Q2 Fiscal 2017 compared to $1.88 in Q2 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above; and, ii) a 60% increase in by-product credits arising from more lead and zinc sold and higher metal prices.

All in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District in Q2 2017 was $2.33 per ounce of silver compared to $9.88 in Q2 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production cost and the increase in by-product credits as discussed above, and ii) a $0.7 million decrease in sustaining capital expenditures.

For the six months ended September 30, 2016, the total ore mined at the Ying Mining District was 352,702 tonnes, up 4% compared to 338,120 tonnes in the same prior year period. Correspondingly, total ore milled was 347,901 tonnes, up 3% compared to 337,213 tonnes. Average head grades were 305 g/t for silver, 4.7% for lead, and 1.1% for zinc compared to 252 g/t for silver, 3.7% for lead, and 0.8% for zinc, respectively.

During the same time periods, the Ying Mining District sold approximately 3.1 million ounces of silver, 1,900 ounces of gold, 32.6 million pounds of lead, and 3.6 million pounds of zinc, compared to 2.3 million ounces of silver, 1,500 ounces of gold, 23.5 million pounds of lead, and 2.8 million pounds of zinc in prior year period.

For the six months ended September 30, 2016, the cash mining costs at the Ying Mining District was $50.70 per tonne, a decrease of 15% compared to $59.43 per tonne in the same prior year period. The cash milling cost was $9.44 per tonne, a decrease of 23% compared to $12.23 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District, for the six months ended September 30, 2016, were negative $1.34 and $3.99 respectively, compared to $1.44 and $9.52 in the same prior year period.

In Q2 Fiscal 2017, approximately 22,188 meters (“m”) of underground diamond drilling (Q2 Fiscal 2016 – 22,846 m) and 5,333 m of preparation tunnelling (Q2 Fiscal 2016 – 6,507 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 16,013 m of horizontal tunnel, raise, and declines (Q2 Fiscal 2016 – 17,271 m) were completed and capitalized. Total capitalized exploration and development expenditures in Q2 Fiscal 2017 for the Ying Mining District were $4.8 million compared to $5.7 million in Q2 Fiscal 2016.

For the six months ended September 30, 2016, approximately 35,038 m of underground diamond drilling (same prior year period – 39,212 m) and 10,169 m of preparation tunnelling (same prior year period – 12,563 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 32,677 m of horizontal tunnel, raise, and declines (same prior year period – 35,790 m) were completed and capitalized. Total capitalized exploration and development expenditures for the six months ended September 30, 2016 for the Ying Mining District were $9.7 million compared to $11.8 million in same prior year period. The Company also paid $1.3 million to renew the mining permit for TLP and LM mine. The transportation tunnel and road has now been completed and the total expenditures incurred to date are approximately $7.8 million.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) GC Mine

The operational results of GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Six Months ended September 30,
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	2016	2015
Ore Mined (tonne)	74,692	64,349	50,014	71,288	69,546	139,041	136,273
Ore Milled (tonne)	76,100	63,587	50,124	71,593	68,465	139,687	135,145
Head Grades
Silver (gram/tonne)	96	99	92	97	107	97	107
Lead (%)	1.6	1.5	2.0	1.9	1.4	1.5	1.4
Zinc (%)	2.8	2.9	2.7	2.6	2.8	2.9	2.8
Recovery Rates
Silver (%)	76.2	76.8	79.1	80.2	77.0	76.5	77.5
Lead (%)	86.6	86.9	84.9	88.3	89.5	86.7	88.6
Zinc (%)	86.4	85.8	82.6	81.2	82.7	86.1	82.9
Metal Sales
Silver (in thousands of ounce)	183	149	118	210	128	332	309
Lead (in thousands of pound)	2,163	1,860	1,970	3,021	1,632	4,023	4,052
Zinc (in thousands of pound)	4,106	3,407	2,576	3,525	3,172	7,513	6,201
Cash mining cost ($ per tonne)	28.61	33.50	26.24	38.22	36.49	30.87	42.49
Total mining cost ($ per tonne)	36.78	41.91	34.76	46.52	44.68	39.15	50.63
Cash milling cost ($ per tonne)	12.94	15.60	16.99	15.16	15.81	14.15	15.67
Total milling cost ($ per tonne)	15.57	18.81	20.67	17.30	18.05	17.05	17.94
Cash production cost ($ per tonne)	41.55	49.10	43.23	53.38	52.30	45.02	58.16

Cash cost per ounce of silver ($)	(6.39)	(0.28)	(2.24)	4.62	(1.69)	(3.65)	1.52
All-in sustaining cost per ounce of silver ($)	(1.49)	4.76	1.19	9.80	13.73	1.32	11.04

* Figures may not add due to rounding

In Q2 Fiscal 2017, the Company mined 74,692 tonnes of ore at the GC Mine, an increase of 7% compared to 69,546 tonnes in Q2 Fiscal 2016. Head grades were 96 g/t for silver, 1.6% for lead and 2.8% for zinc, compared to 107 g/t for silver, 1.4% for lead and 2.8% for zinc in Q2 Fiscal 2016. The total mining cost and cash mining cost were $36.78 and $28.61, respectively, compared to $44.68 and $36.49 in Q2 Fiscal 2016. The decrease of cash mining costs was mainly because approximately 24% of ore was by-product ore from exploration tunnelling or extracted from previously mined stopes for which direct mining costs were paid in prior periods and the only cost involved was to ship the ore to the mill.

Total ore milled at the GC Mine in Q2 Fiscal 2017 was 76,100 tonnes, an increase of 11% compared to 68,465 tonnes in Q2 Fiscal 2016. The cash milling cost per tonne was $12.94, compared to $15.81 in Q2 Fiscal 2016, with the decrease mainly due to the exclusion of mineral resource tax from milling costs as discussed above.

Correspondingly, cash production cost per tonne of ore processed at the GC Mine was $41.55, a decrease of 21% compared to $52.30 in Q2 Fiscal 2016 as a result of the decrease in both per tonne cash mining and milling cost.

In Q2 Fiscal 2017, the GC Mine sold approximately 0.2 million ounces of silver, 2.2 million pounds of lead, and 4.1 million pounds of zinc, up 43%, 33% and 29% respectively, compared to 0.1 million ounces of silver, 1.6 million pounds of lead, and 3.2 million pounds of zinc in Q2 Fiscal 2016. The increase of metals sold at GC Mine was mainly due to higher output achieved.

Cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $6.39 in Q2 Fiscal 2017 compared to negative $1.69 in Q2 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above; and, ii) a 38% increase in by-product credits, arising from more lead and zinc sold and higher metal prices.

All in sustaining costs per ounce of silver, net of by-product credits, at the GC Mine in Q2 2017 was negative $1.49, compared to $13.73 in Q2 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production cost and the increase of by-product credits as discussion above; and, ii) a $1.0 million decrease in sustaining capital expenditures.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the six months ended September 30, 2016, the total ore mined at the GC Mine was 139,041 tonnes, an increase of 2% compared to 136,273 tonnes in the same prior year period. Correspondingly, total ore milled was 139,687 tonnes, an increase of 3% compared to 135,145 milled in the same prior year period. Average head grades were 97 g/t for silver, 1.5% for lead, and 2.9% for zinc compared to 107 g/t for silver, 1.4% for lead, and 2.8% for zinc, respectively.

During the same time periods, the GC Mine sold approximately 0.3 million ounces of silver, 4.0 million pounds of lead, and 7.5 million pounds of zinc, compared to 0.3 million ounces of silver, 4.1 million pounds of lead, and 6.2 million pounds of zinc in the same prior year period.

For the six months ended September 30, 2016, the cash mining costs at the GC Mine was $30.87 per tonne, a decrease of 27% compared to $42.49 per tonne in the same prior year period. The cash milling cost was $14.15 per tonne, a decrease of 10% compared to $15.67 in the same prior year period.

Cash cost per ounce of silver and all in sustaining costs per ounce of silver, net of by-product credits, at the GC Mine, for the six months ended September 30, 2016, were negative $3.65 and $1.32 respectively, compared to $1.52 and $11.04 in the same prior year period.

In Q2 Fiscal 2017, approximately 2,245 m of underground diamond drilling (Q2 Fiscal 2016 – 6,882 m) and 3,850 m of tunnelling (Q2 Fiscal 2016 – 3,082 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 606 m of horizontal tunnel, raise, and declines (Q2 Fiscal 2016 – 530 m) were completed and capitalized. Total capitalized exploration and development expenditures in Q2 Fiscal 2017 for the GC Mine were $0.2 million compared to $0.3 million in Q2 Fiscal 2016.

For the six months ended September 30, 2016, approximately 5,554 m of underground diamond drilling (same prior year period – 14,298 m) and 7,336 m of tunnelling (same prior year period – 7,736 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,188 m of horizontal tunnel, raise, and declines (same prior year period – 685 m) were completed and capitalized. Total capitalized exploration and development expenditures were $0.4 million compared to $0.5 million in the same prior year period.

(iii) BYP Mine

BYP mine has been placed on care and maintenance since August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. The Company is reviewing alternatives for this project.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Second Quarter Fiscal Year 2017 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
Sales	$46,298	$35,271	$19,426	$29,081
Gross Profit	26,789	15,744	$6,193	$9,538
Expenses and foreigh exchange	(5,673)	(6,203)	(7,189)	3,981
Other Items	827	(221)	(219)	(189)
Net (loss) income	16,006	6,520	(727)	3,916
Net (loss) income, attributable to the
shareholders of the Company	12,378	4,674	(1,520)	3,326
Basic (loss) earnings per share	0.07	0.03	(0.01)	0.02
Diluted (loss) earnings per share	0.07	0.03	(0.01)	0.02
Cash dividend declared	-	-	-	-
Cash dividended declared per share (CAD)	-	-	-	-
	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014
Sales	$27,213	$32,220	$20,269	$40,247
Gross Profit	8,828	11,456	5,224	15,403
Expenses and foreigh exchange	(4,770)	(7,280)	(2,223)	(6,229)
Other Items	451	(151)	(92)	256
Net Income (Loss)	2,979	3,771	(130,070)	7,080
Net income (Loss), attributable to the
shareholders of the Company	2,234	2,296	(118,549)	5,468
Basic earnings (loss) per share	0.01	0.01	(0.69)	0.03
Diluted earnings (loss) per share	0.01	0.01	(0.69)	0.03
Cash dividend declared	-	685	674	736
Cash dividended declared per share (CAD)	-	0.005	0.005	0.005

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q2 Fiscal 2017 was $12.4 million, or $0.07 per share, up 454% compared to $2.2 million, or $0.01 per share in Q2 Fiscal 2016.

In the current quarter, the Company’s financial results were mainly impacted by the following: i) improved head grades yielded higher silver, lead, zinc sales, up 44%, 51% and 27%, respectively; ii) a 14% decrease in total production costs per tonne of ore processed; and iii) the increase of metals prices, as the realized selling price for silver, lead, and zinc increased by 27%, 3% and 22%, respectively, compared to the same prior year quarter.

Net income attributable to the shareholders of the Company for six months ended September 30, 2016 was $17.1 million, or $0.10 per share compared to $4.5 million, or $0.03 per share in the same period prior year.

Sales in Q2 Fiscal 2017 were $46.3 million, up 70% compared to $27.2 million in Q2 Fiscal 2016. Silver and gold sales represented $27.0 million and $1.1 million, respectively, while base metals represented $18.2 million of total sales in this quarter compared to silver, gold and base metals of $14.7 million, $0.5 million, and $12.0 million, respectively, in Q2 Fiscal 2016.

For six months ended September 30, 2016, sales were $81.6 million, up 37% from $59.4 million in the same prior year period. Silver and gold sales were $49.8 million compared to $33.9 million, respectively, in the same prior year period.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q2 Fiscal 2017, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016
Net realized selling prices	$14.88	$11.68	$1,087	$774	$0.71	$0.69	$0.69	$0.57
Add back: Value added taxes	2.53	1.99	-	-	0.12	0.12	0.12	0.10
Add back: Smelter charges and recovery	2.46	2.54	251	356	0.11	0.15	0.37	0.40
SME	$19.87	$16.21	$1,338	$1,130	$0.94	$0.96	$1.18	$1.07
LME	$19.63	$14.91	$1,335	$1,124	$0.85	$0.78	$1.02	$0.84

Cost of sales in Q2 Fiscal 2017 was $19.5 million compared to $18.4 million in Q2 Fiscal 2016. The cost of sales included $13.8 million (Q2 Fiscal 2016 - $14.4 million) cash costs and $5.7 million (Q2 Fiscal 2016 - $4.0 million) depreciation, amortization and depletion charges. The decrease of cash cost of sales was mainly due to a 21% decrease in cash production costs per tonne of ore processed offset by an increase of metals sold. The total per tonne ore production cost was $79.60 in Q2 Fiscal 2017, a decrease of 14%, from $92.19 in Q2 Fiscal 2016.

For the six months ended September 30, 2016, cost of sales was $39.0 million (cash cost – $28.4 million) compared to $39.1 million (cash cost – $30.6 million) in the same prior year period. The decrease of cash cost of sales was mainly due to a 17% decrease in per tonne cash production costs while the increase of cost of sales is mainly due to more metals sold.

Gross profit margin in Q2 Fiscal 2017 was 58% compared to 32% in Q2 Fiscal 2016. The improvement of gross profit margin was mainly due to: i) the improvement of head grades; ii) the decrease of per tonne ore production costs; and iii) the increase of metal prices. Ying Mining District’s gross profit margin was 61% compared to a 35% gross profit margin in the same prior year quarter, while GC Mine’s profit margin was 38% compared to a 18% gross profit margin in Q2 Fiscal 2016.

For the six months ended September 30, 2016, gross profit margin was 52% compare to 34% in the same prior year period.

General and administrative (“G&A”) expenses in Q2 Fiscal 2017 were $4.1 million compared to $4.9 million in Q2 Fiscal 2016. For six months ended September 30, 2016, G&A expenses were $8.5 million compared to $10.3 million in the same prior year period. The decrease in G&A expenses was mainly due to the reduction made in discretionary overhead spending. Items included in general and administrative expenses in Q2 Fiscal 2017 are as follows:

(i)	Amortization and depreciation of $0.3 million and $0.7 million (Q2 Fiscal 2016 - $0.4 million, six months ended September 30, 2015 - $0.9 million);

(ii)	Office and administrative expenses of $1.3 million and $2.7 million (Q2 Fiscal 2016 - $1.9 million, six months ended September 30, 2015 - $3.9 million);

(iii)	Salaries and benefits of $1.9 million and $3.5 million (Q2 Fiscal 2016 - $1.8 million, six months ended September 30, 2015 - $3.6 million);

(iv)	Stock based compensation expense of $0.2 million and $0.4 million (Q2 Fiscal 2016 - $0.3 million, six months ended September 30, 2015 - $0.5 million); and

(v)	Professional fees of $0.5million and $1.2 million (Q2 Fiscal 2016 - $0.5 million, six months ended September 30, 2015 - $1.4 million).

Government fees and other taxes in Q2 Fiscal 2017 and six months ended September 30, 2016 were $1.8 million and $3.5 million (Q2 Fiscal 2016 - $1.8 million, six months ended September 30, 2015 - $3.2 million). Government fees include mineral resource compensation fees and environmental protection

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

fees paid to the state and local Chinese government agencies. Other taxes were composed of mineral resources tax, surtax on value-added tax, business tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments. Although government fees and other taxes vary period over period, they normally range from 4% to 5% of total sales.

Foreign exchange gain in Q2 Fiscal 2017 was $0.2 million (six months ended September 30, 2016 -$0.1 million) compared to $2.0 million in Q2 Fiscal 2016 (six months ended September 30, 2015 - $1.4 million). The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Gain or loss on disposal of plant and equipment in Q2 Fiscal 2017 was a gain of $0.2 million (six months ended September 30, 2016 – a loss of $0.1 million) compared to a gain of $0.02 million in Q2 Fiscal 2016 (six months ended September 30, 2015 – a gain of $0.02 million). The gain or loss is related to the disposal of obsolete equipment.

Share of gain in an associate in Q2 Fiscal 2017 was $0.3 million (Q2 Fiscal 2016 – $0.2 million), representing the Company’s equity pickup in New Pacific Holdings Corp. (“NUX”). The Company recorded on the statement of income its proportionate share of NUX’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of NUX.

For the six months ended September 30, 2016, share of gain in an associate was $0.3 million compared to the gain of $0.1 million in the same prior year period.

Impairment loss in Q2 Fiscal 2017 was $nil (Q2 Fiscal 2016 - $nil) while the impairment loss for the six months ended September 30, 2016 was $0.2 million (same prior year period - $nil). In Q1 Fiscal 2017, the Company wrote off its 13.4% ownership interest in the RZY project and recorded an impairment charge of $181 against its carrying value. The RZY project is an exploration stage silver-lead-zinc project located in Qinghai Province, China, but has been put on care and maintenance for a prolonged period since October 2013 and there was no formal plan on restoring the project.

Finance income in Q2 Fiscal 2017 was $0.5 million compared to $0.3 million in Q2 Fiscal 2016. For the six months ended September 30, 2016, finance income was $1.0 million compared to $0.5 million in the same prior year period. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q2 Fiscal 2017 were $0.3 million compared to $0.1 million in Q2 Fiscal 2016. For the six months ended September 30, 2016, finance costs were $0.5 million compared to $0.5 million in the same prior year period. The finance cost in the current period relates to the unwinding of discount of environmental rehabilitations provision and the interest on the mine right fee payable and the bank loan.

Income tax expense in Q2 Fiscal 2017 was $5.9 million compared to $1.5 in Q2 Fiscal 2016. The income tax expense recorded in Q2 Fiscal 2017 included current income tax expense of $4.9 million (Q2 Fiscal 2016 – $117) and deferred income tax expense of $1.0 million (Q2 Fiscal 2016 – $1.4).

For the six months ended September 30, 2017, income tax expense was $8.7 million (same prior year period - $1.8 million), which included current income tax expense of $5.6 million (same prior year period - $336) and deferred income tax expenses of $3.1 million (same prior year period - $1.4 million).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at September 30, 2016 were $92.1 million, an increase of $30.1 million compared to $62.0 million cash and cash equivalents and short-term investments as at March 31, 2016.

Working capital as at September 30, 2016 was $57.8 million.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Cash flows provided by operating activities were $27.0 million or $0.16 per share in Q2 Fiscal 2017 compared to $4.6 million or $0.03 per share in Q2 Fiscal 2016. Before changes in non-cash operating working capital, cash flows provided by operating activities were $24.9 million, an increase of $15.7 million, compared to $9.2 million in Q2 Fiscal 2016 as a result of the improvement of operating earnings.

For the six months ended September 30, 2016, cash flows provided by operating activities were $47.2 million or $0.28 per share compared to $18.0 million or $0.11 per share in the same prior year period. Before changes in non-cash operating working capital, cash flows provided by operating activities for the six months ended September 30, 2016 were $40.5 million, an increase of $22.0 million or 119%, compared to $18.5 million in the same prior year period.

Cash flows used in investing activities were $8.4 million in Q2 Fiscal 2017, comprising mainly of cash used in capital expenditures of $6.4 million (Q2 Fiscal 2016 – $3.6 million) and net purchases of short-term investments of $2.0 million (Q2 Fiscal 2016 – redemptions of $5.7 million).

For the six months ended September 30, 2016, cash flows used in investing activities were $20.1 million, comprising mainly of cash used in capital expenditures of $13.8 million and net purchase of short-term investment of $6.0 million. For the six months ended September 2015, cash flows used in investing activities were $6.0 million comprising mainly of cash used in capital expenditures of $11.7 million offset by net redemptions of $5.7 million.

Cash flows used in financing activities in Q2 Fiscal 2017 were $1.4 million, comprising mainly of $1.5 million cash distributed to non-controlling shareholders offset by $0.1 million cash from the issuance of common shares of the Company arising from exercised stock options. In Q2 Fiscal 2016, $1.9 million cash was used in financing activities, including $0.6 million dividends distributed to equity shareholders of the Company and $1.3 million used to repurchase 1,638,252 common shares of the Company as part of the Company’s normal course issuer bid.

For the six months ended September 30, 2016, cash flow used in financing activities were 1.2 million, comprising mainly of $1.5 million cash distributed to non-controlling shareholders offset by $0.3 million cash from the issuance of the common shares of the Company arising from exercised stock options. In the same prior year period, cash used in financing activities were $2.6 million, including $1.3 million dividends distributed to equity shareholders of the Company and $1.3 million used to repurchase 1,638,252 common shares of the Company as part of the Company’s normal course issuer bid.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$4,227	$549	$3,151	$527
Commitments	$6,418	$-	$-	$6,418

As of September 30, 2016, the Company has two office rental agreements totaling $4,227 for the next seven years and commitments of $6,418 related to the GC property. During the three and six months ended September 30, 2016, the Company incurred rental expenses of $148 and $300, respectively (three and six months ended September 30, 2015 - $145 and $335, respectively), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arise in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”).
  The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate in the event this action is certified and judgment pronounced at trial. Two other class action lawsuits have been filed against the Company and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) on September 11, 2013 and in the British Columbia Supreme Court pursuant to the Class Proceedings Act (British Columbia) on September 9, 2013. The Company understands that, as between the three actions, only the Mask Action is proceeding at this time. The Company believes that there is no merit to the allegations set out in these lawsuits and has retained McCarthy Tétrault LLP as its defense counsel and intends to pursue a vigorous defense. On October 22, 2015 the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. Mr. Mask filed an appeal with the Court of Appeal for Ontario which was denied on August 24, 2016 with further costs awarded in favour of Silvercorp. On October 23, 2016 Mr. Mask filed an application for leave to appeal to the Supreme Court of Canada.

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). To date, the Company has been unsuccessful in its attempts to have the case dismissed. The case is currently scheduled for a 40 day jury trial, commencing January 2017. The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. The carrying value of XHP mine was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million)

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

was unpaid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The court order demands HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the court order. This case is currently under appeal. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at September 30, 2016 and March 31, 2016 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Fair value as at September 30, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$66,484	$-	$-	$66,484
Common shares of publicly traded companies	391	-	-	391
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-

(1) Level 3 financial instruments

	Fair value as at March 31, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$41,963	$-	$-	$41,963
Common shares of publicly traded companies	287	-	-	287
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-

(1) Level 3 financial instruments

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of September 30, 2016 and March 31, 2016, respectively.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		September 30, 2016			March 31, 2016
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$3,927	$5,733	$-	$9,660	$9,766
Bank loan	4,504	-	-	4,504	4,657
Accounts payable and accrued liabilities	31,484	-	-	31,484	27,457
	$39,915	$5,733	$-	$45,648	$41,880

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	September 30, 2016	March 31, 2016
Financial assets denominated in U.S. Dollars	$26,920	$24,968
Financial assets denominated in Chinese RMB	$63,528	$35,521

As at September 30, 2016, with other variables unchanged, a 10% strengthening (weakening) of the RMB against the CAD would have increased (decreased) net income by approximately $0.7 million.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at September 30, 2016, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.7 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, bank loan and outstanding mine right fee payable. As at September 30, 2016, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding mine right fee payable is subject to a floating interest rate based on the prevailing prime interest rate in China. The outstanding bank loan is subject to a fixed interest rate of 4.35%. The Company monitors its exposure to interest rates and does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last five years.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at September 30, 2016 is considered to be immaterial. There were no amounts in receivables which were past due at September 30, 2016 (at March 31, 2016 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2016, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.4 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Due from related parties	September 30, 2016	March 31, 2016
NUX (a)	$40	$13
Henan Non-ferrous Geology Bureau (b)	-	90
	$40	$103

Due to related parties	September 30, 2016	March 31, 2016
Parkside Management Ltd. (c)	$-	$179

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2016, the Company recovered $55 and $93, respectively (three and six months ended September 30, 2015 - $87 and $137, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is the 22.5% equity interest holder of Henan Found. During the six months ended September 30, 2016, Henan Found declared and paid dividends of $1,460 (six months ended September 30, 2015 - $nil) to Henan Geology Bureau.

(c)

Parkside Management Limited is a private consulting services company controlled by a director of the Company. For the three and six months ended September 30, 2016 and 2015, the Company did not pay any consulting fees to Parkside Management Ltd. The $179 consulting fee accrued at March 31, 2016 was reversed during the period.

(d)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three and six months ended September 30, 2016, total rents were $63 and $126, respectively (three and six months ended September 30, 2015 - $63 and $126, respectively).

Transactions with related parties are made on terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and six months ended September 30, 2016 and 2015: (a) Cash and Total Cost per Ounce of Silver The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals are incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

ounce of silver, net of by-product credits for the three and six months ended September 30, 2016 and 2015:

Three months ended September 30, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,577	$3,932	$19,509
Amortization and depletion		(4,911)	(809)	(5,720)
Total cash cost	B	10,666	3,123	13,789
By-product sales
Gold		(1,087)	-	(1,087)
Lead		(12,684)	(1,459)	(14,143)
Zinc		(1,260)	(2,833)	(4,093)
Other		-	(1)	(1)
Total by-product sales	C	(15,031)	(4,293)	(19,324)
Silver ounces sold ('000s)	D	1,630	183	1,813
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$0.33	$(1.97)	$0.10
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(2.68)	$(6.39)	$(3.05)

By-product credits per ounce of silver
Gold		$(0.67)	$-	$(0.60)
Lead		(7.78)	(7.97)	(7.80)
Zinc		(0.77)	(15.48)	(2.26)
Other		-	(0.01)	-
Total by-product credits per ounce of silver		$(9.22)	$(23.46)	$(10.66)

Three months ended September 30, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$14,884	$3,501	$18,385
Amortization and depletion		(3,370)	(599)	(3,969)
Total cash cost	B	11,514	2,902	14,416
By-product sales
Gold		(506)	(13)	(519)
Lead		(8,039)	(1,083)	(9,122)
Zinc		(838)	(1,820)	(2,658)
Other		-	(202)	(202)
Total by-product sales	C	(9,383)	(3,118)	(12,501)
Silver ounces sold ('000s)	D	1,132	128	1,260
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$4.86	$2.99	$4.67
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$1.88	$(1.69)	$1.52

By-product credits per ounce of silver
Gold		$(0.45)	$(0.10)	$(0.41)
Lead		(7.10)	(8.46)	(7.24)
Zinc		(0.74)	(14.22)	(2.11)
Other		-	(1.58)	(0.16)
Total by-product credits per ounce of silver		$(8.29)	$(24.36)	$(9.92)

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$31,291	$7,745	$39,036
Amortization and depletion		(9,147)	(1,536)	(10,683)
Total cash cost	B	22,144	6,209	28,353
By-product sales
Gold		(1,959)	-	(1,959)
Lead		(22,065)	(2,571)	(24,636)
Zinc		(2,313)	(4,739)	(7,052)
Other		-	(111)	(111)
Total by-product sales	C	(26,337)	(7,421)	(33,758)
Silver ounces sold ('000s)	D	3,120	332	3,452
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$1.59	$0.98	$1.53
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(1.34)	$(3.65)	$(1.57)

By-product credits per ounce of silver
Gold		$(0.63)	$-	$(0.57)
Lead		(7.07)	(7.74)	(7.14)
Zinc		(0.74)	(14.27)	(2.04)
Other		-	(0.33)	(0.03)
Total by-product credits per ounce of silver		$(8.44)	$(22.34)	$(9.78)

Six months ended September 30, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$30,217	$8,932	$39,149
Amortization and depletion		(7,169)	(1,354)	(8,523)
Total cash cost	B	23,048	7,578	30,626
By-product sales
Gold		(1,230)	(23)	(1,253)
Lead		(16,691)	(2,812)	(19,503)
Zinc		(1,775)	(3,896)	(5,671)
Other		-	(376)	(376)
Total by-product sales	C	(19,696)	(7,107)	(26,803)
Silver ounces sold ('000s)	D	2,321	309	2,630
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$4.53	$5.91	$4.69
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$1.44	$1.52	$1.45

By-product credits per ounce of silver
Gold		$(0.53)	$(0.07)	$(0.48)
Lead		(7.19)	(9.10)	(7.42)
Zinc		(0.76)	(12.61)	(2.16)
Other		-	(1.22)	(0.14)
Total by-product credits per ounce of silver		$(8.49)	$(23.00)	$(10.19)

(b) All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the three and six months ended September 30, 2016 and 2015:

		Ying Mining			Developing
Three month ended September 30, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$15,577	$-	$3,932	$-	$-	$19,509
Depreciation, amortization and depletion		(4,911)	-	(809)	-	-	(5,720)
By-products credits		(15,031)	-	(4,293)	-	-	(19,324)
Total cash cost, net of by-product credits		(4,365)	-	(1,170)	-	-	(5,535)
General & administrative		1,335	201	480	48	2,063	4,127
Amorization included in general & adminnistrative		(118)	(95)	(54)	-	(42)	(309)
Government fees and other taxes		1,486	-	262	-	13	1,761
Reclamation accretion		87	7	6	3	-	103
Sustaining capital		5,381	-	204	-	2	5,587
All-in sustaining cost, net of by-product credits	A	$3,806	$113	$(272)	$51	$2,036	$5,734
Non-sustaining expenditures		785	-	43	-	-	828
All-in cost, net of by-product credits	B	$4,591	$113	$(229)	$51	$2,036	$6,562
Ounces of silver sold	C	1,630	-	183	-	-	1,813
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.33	$-	$(1.49)	$-	$-	$3.16

All-in cost per ounce of silver, net of by-product credits	B/C	$2.82	$-	$(1.25)	$-	$-	$3.62

		Ying Mining			Developing
Three months ended September 30, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$14,884	$-	$3,501	$-	$-	$18,385
Depreciation, amortization and depletion		(3,370)	-	(599)	-	-	$(3,969)
By-products credits		(9,383)	-	(3,118)	-	-	$(12,501)
Total cash cost, net of by-product credits		2,131	-	(216)	-	-	1,915
General & administrative		1,506	201	540	164	2,496	4,907
Amorization included in general & adminnistrative		(168)	(118)	(70)	-	(75)	(431)
One-time severance charges included in general & administrative		-	-	-	-	(322)	(322)
Government fees and other taxes		1,534	-	301	6	6	1,847
Reclamation accretion		105	9	8	2	-	124
Sustaining capital		6,074	-	1,194	-	-	7,268
All-in sustaining cost, net of by-product credits	A	$11,182	$92	$1,757	$172	$2,427	$15,630
Non-sustaining expenditures		2,468	-	137	-	-	2,605
All-in cost, net of by-product credits	B	$13,650	$92	$1,894	$172	$2,427	$18,235
Ounces of silver sold	C	1,132	-	128	-	-	1,260
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$9.88	$-	$13.73	$-	$-	$12.40

All-in cost per ounce of silver, net of by-product credits	B/C	$12.06	$-	$14.80	$-	$-	$14.47

		Ying Mining			Developing
Six months ended September 30,2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$31,291	$-	$7,745	$-	$-	$39,036
Depreciation, amortization and depletion		(9,147)	-	(1,536)	-	-	(10,683)
By-products credits		(26,337)	-	(7,421)	-	-	(33,758)
Total cash cost, net of by-product credits		(4,193)	-	(1,212)	-	-	(5,405)
General & administrative		2,904	450	962	99	4,097	8,512
Amorization included in general & adminnistrative		(265)	(199)	(112)	-	(90)	(666)
Government fees and other taxes		3,052	-	373	1	30	3,456
Reclamation accretion		175	15	13	5	-	208
Sustaining capital		10,777	5	413	-	2	11,197
All-in sustaining cost, net of by-product credits	A	$12,450	$271	$437	$105	$4,039	$17,302
Non-sustaining expenditures		3,070	-	94	-	-	3,164
All-in cost, net of by-product credits	B	$15,520	$271	$531	$105	$4,039	$20,466
Ounces of silver sold	C	3,120	-	332	-	-	3,452
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$3.99	$-	$1.32	$-	$-	$5.01
All-in cost per ounce of silver, net of by-product credits	B/C	$4.97	$-	$1.60	$-	$-	$5.93

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Six months ended September 30, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$30,217	$-	$8,932	$-	$-	$39,149
Depreciation, amortization and depletion		(7,169)	-	(1,354)	-	-	$(8,523)
By-products credits		(19,696)	-	(7,107)	-	-	$(26,803)
Total cash cost, net of by-product credits		3,352	-	471	-	-	3,823
General & administrative		3,593	513	1,043	245	4,857	10,251
Amorization included in general & adminnistrative		(337)	(234)	(129)	(154)	-	(854)
One-time severance charges included in general & administrative		-	-	-	-	(322)	(322)
Government fees and other taxes		2,736	1	432	5	22	3,196
Reclamation accretion		208	19	16	5	-	248
Sustaining capital		12,554	154	1,577	-	5	14,290
All-in sustaining cost, net of by-product credits	A	$22,106	$453	$3,410	$101	$4,562	$30,632
Non-sustaining expenditures		3,097	-	158	-	-	3,255
All-in cost, net of by-product credits	B	$25,203	$453	$3,568	$101	$4,562	$33,887
Ounces of silver sold	C	2,321	-	309	-	-	2,630
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$9.52	$-	$11.04	$-	$-	$11.65
All-in cost per ounce of silver, net of by-product credits	B/C	$10.86	$-	$11.55	$-	$-	$12.88

(c) Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three and six months ended September 30, 2016 and 2015:

Three months ended September 30, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$15,577	$3,932	$19,509
Metals revenue ( in thousands of US$)
Silver	B	24,923	2,051	26,974
Gold	C	1,087	-	1,087
Lead	D	12,684	1,459	14,143
Zinc	E	1,260	2,833	4,093
Other	F	-	1	1
	G	39,954	6,344	46,298
Metals sold
Silver (in thousands of ounces)	H	1,630	183	1,813
Gold (in thousands of ounces)	I	1	-	1.0
Lead (in thousands of pounds)	J	17,768	2,163	19,931
Zinc (in thousands of pounds)	K	1,785	4,106	5,891
Other (in thousands of pounds)	L	-	365	365
Average production cost ($/unit)
Silver	B/G*A/H	$5.96	$6.95	$6.27
Gold	C/G*A/I	$424	$-	$458
Lead	D/G*A/J	$0.28	$0.42	$0.30
Zinc	E/G*A/K	$0.28	$0.43	$0.29
Other	F/G*A/L	$-	$-	$-

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$14,884	$3,501	$18,385
Metals revenue ( in thousands of US$)
Silver	B	13,561	1,151	14,712
Gold	C	506	13	519
Lead	D	8,039	1,083	9,122
Zinc	E	838	1,820	2,658
Other	F	-	202	202
	G	22,944	4,269	27,213
Metals sold
Silver (in thousands of ounces)	H	1,132	128	1,260
Gold (in thousands of ounces)	I	0.7	-	0.7
Lead (in thousands of pounds)	J	11,529	1,632	13,161
Zinc (in thousands of pounds)	K	1,459	3,172	4,631
Other (in thousands of pounds)	L	-	14,317	14,317
Average production cost ($/unit)
Silver	B/G*A/H	$7.77	$7.40	$7.89
Gold	C/G*A/I	$502	$654	$523
Lead	D/G*A/J	$0.45	$0.54	$0.47
Zinc	E/G*A/K	$0.37	$0.47	$0.39
Other	F/G*A/L	$-	$0.01	$0.01

Six months ended September 30, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$31,291	$7,745	$39,036
Metals revenue ( in thousands of US$)
Silver	B	44,289	3,522	47,811
Gold	C	1,959	-	1,959
Lead	D	22,065	2,571	24,636
Zinc	E	2,313	4,739	7,052
Other	F	-	111	111
	G	70,626	10,943	81,569
Metals sold
Silver (in thousands of ounces)	H	3,120	332	3,452
Gold (in thousands of ounces)	I	1.9	-	1.9
Lead (in thousands of pounds)	J	32,629	4,023	36,652
Zinc (in thousands of pounds)	K	3,605	7,513	11,118
Other (in thousands of pounds)	L	-	8,551	8,551
Average production cost ($/unit)
Silver	B/G*A/H	$6.29	$7.51	$6.63
Gold	C/G*A/I	$457	$-	$493
Lead	D/G*A/J	$0.30	$0.45	$0.32
Zinc	E/G*A/K	$0.28	$0.45	$0.30
Other	F/G*A/L	$-	$0.01	$0.01

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2015
		Ying Mining
		District	GC	Total
Cost of sales	A	$30,217	$8,932	$39,149
Metals revenue ( in thousands of US$)
Silver	B	29,523	3,107	32,630
Gold	C	1,230	23	1,253
Lead	D	16,691	2,812	19,503
Zinc	E	1,775	3,896	5,671
Other	F	-	376	376
	G	49,219	10,214	59,433
Metals sold
Silver (in thousands of ounces)	H	2,321	309	2,630
Gold (in thousands of ounces)	I	1.5	-	1.5
Lead (in thousands of pounds)	J	23,456	4,052	27,508
Zinc (in thousands of pounds)	K	2,831	6,201	9,032
Other (in thousands of pounds)	L	-	26,532	26,532
Average production cost ($/unit)
Silver	B/G*A/H	$7.81	$8.80	$8.17
Gold	C/G*A/I	$490	$707	$535
Lead	D/G*A/J	$0.44	$0.61	$0.47
Zinc	E/G*A/K	$0.38	$0.55	$0.41
Other	F/G*A/L	$-	$0.01	$0.01

(d) Per Tonne Production Costs

Three months ended September 30, 2016		Ying Mining
		District	GC	Consolidated
Cost of sales		$15,577	3,932	$19,509
Less: stockpile and concentrate inventory - Beginning		(5,253)	(211)	(5,464)
Add: stockpile and concentrate inventory - Ending		5,982	208	6,190
Adjustment for foreign exchange movement		1	3	4
Total production costs		$16,307	$3,932	$20,239
Non-cash mining costs	A	4,869	610	5,479
Non-cash milling costs	B	362	200	562
Total non-cash production costs		$5,231	$810	$6,041
Cash mining costs	C	8,803	2,137	10,940
Shipping costs	D	679	-	679
Cash milling costs	E	1,595	985	2,580
Total cash production costs		$11,077	$3,122	$14,199
Ore mined ('000s)	F	179.194	74.692	253.886
Ore shipped ('000s)	G	178.329	74.692	253.021
Ore milled ('000s)	H	180.154	76.100	256.254
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	27.17	8.17	21.58
Non-cash milling costs ($/tonne)	J=B/H	2.01	2.63	2.19
Non-cash production costs ($/tonne)	K=I+J	$29.18	$10.80	$23.77
Cash mining costs ($/tonne)	L=C/F	49.13	28.61	43.09
Shipping costs ($/tonne)	M=D/G	3.81	-	2.68
Cash milling costs ($/tonne)	N=E/H	8.85	12.94	10.07
Cash production costs ($/tonne)	0=L+M+N	$61.79	$41.55	$55.84
Total production costs ($/tonne)	P=K+O	$90.97	$52.35	$79.61

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2015		Ying Mining
		District	GC	Consolidated
Cost of sales		$14,884	3,501	$18,385
Less: stockpile and concentrate inventory - Beginning		(2,000)	(486)	(2,486)
Add: stockpile and concentrate inventory - Ending		4,452	1,310	5,762
Adjustment for foreign exchange movement		572	18	590
Total production costs		$17,908	$4,343	$22,251
Non-cash mining costs	A	4,128	570	4,698
Non-cash milling costs	B	380	153	533
Total non-cash production costs		$4,508	$723	$5,231
Cash mining costs	C	10,629	2,538	13,167
Shipping costs	D	727	-	727
Cash milling costs	E	2,044	1,082	3,126
Total cash production costs		$13,400	$3,620	$17,020
Ore mined ('000s)	F	171.014	69.546	240.560
Ore shipped ('000s)	G	171.014	69.546	240.560
Ore milled ('000s)	H	176.936	68.465	245.401
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	24.14	8.19	19.53
Non-cash milling costs ($/tonne)	J=B/H	2.15	2.24	2.17
Non-cash production costs ($/tonne)	K=I+J	$26.29	$10.43	$21.70
Cash mining costs ($/tonne)	L=C/F	62.15	36.49	54.73
Shipping costs ($/tonne)	M=D/G	4.25	-	3.02
Cash milling costs ($/tonne)	N=E/H	11.55	15.81	12.74
Cash production costs ($/tonne)	0=L+M+N	$77.95	$52.30	$70.49
Total production costs ($/tonne)	P=K+O	$104.24	$62.73	$92.19

Six months ended September 30, 2016		Ying Mining
		District	GC	Consolidated
Cost of sales		$31,291	$7,745	$39,036
Less: stockpile and concentrate inventory - Beginning		(4,729)	(135)	(4,864)
Add: stockpile and concentrate inventory - Ending		5,982	208	6,190
Adjustment for foreign exchange movement		136	7	143
Total production costs		$32,680	$7,825	$40,505
Non-cash mining costs	A	9,432	1,151	10,583
Non-cash milling costs	B	728	405	1,133
Total non-cash production costs		$10,160	$1,556	$11,716
Cash mining costs	C	17,883	4,292	22,175
Shipping costs	D	1,353	-	1,353
Cash milling costs	E	3,284	1,977	5,261
Total cash production costs		$22,520	$6,269	$28,789
Ore mined ('000s)	F	352.702	139.041	491.743
Ore shipped ('000s)	G	352.528	139.041	491.569
Ore milled ('000s)	H	347.901	139.687	487.588
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	26.74	8.28	21.52
Non-cash milling costs ($/tonne)	J=B/H	2.09	2.90	2.32
Non-cash production costs ($/tonne)	K=I+J	$28.83	$11.18	$23.84
Cash mining costs ($/tonne)	L=C/F	50.70	30.87	45.09
Shipping costs ($/tonne)	M=D/G	3.84	-	2.75
Cash milling costs ($/tonne)	N=E/H	9.44	14.15	10.79
Cash production costs ($/tonne)	0=L+M+N	$63.98	$45.02	$58.63
Total production costs ($/tonne)	P=K+O	$92.81	$56.20	$82.47

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2015		Ying Mining
		District	GC	Consolidated
Cost of sales		$30,217	$8,932	$39,149
Less: stockpile and concentrate inventory - Beginning		(1,195)	(926)	(2,121)
Add: stockpile and concentrate inventory - Ending		4,452	1,310	5,762
Adjustment for foreign exchange movement		112	8	120
Total production costs		$33,586	$9,324	$42,910
Non-cash mining costs	A	7,195	1,109	8,304
Non-cash milling costs	B	769	307	1,076
Total non-cash production costs		$7,964	$1,416	$9,380
Cash mining costs	C	20,094	5,790	25,884
Shipping costs	D	1,403	-	1,403
Cash milling costs	E	4,125	2,118	6,243
Total cash production costs		$25,622	$7,908	$33,530
Ore mined ('000s)	F	338.120	136.273	474.393
Ore shipped ('000s)	G	338.120	136.273	474.393
Ore milled ('000s)	H	337.213	135.145	472.358
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	21.28	8.14	17.50
Non-cash milling costs ($/tonne)	J=B/H	2.28	2.27	2.28
Non-cash production costs ($/tonne)	K=I+J	$23.56	$10.41	$19.78
Cash mining costs ($/tonne)	L=C/F	59.43	42.49	54.56
Shipping costs ($/tonne)	M=D/G	4.15	-	2.96
Cash milling costs ($/tonne)	N=E/H	12.23	15.67	13.21
Cash production costs ($/tonne)	0=L+M+N	$75.81	$58.16	$70.73
Total production costs ($/tonne)	P=K+O	$99.37	$68.57	$90.51

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended September 30, 2016, as well as the audited consolidated financial statements as of and ended March 31, 2016.

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	New Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

IAS 7 - Statement of Cash Flows has been revised to incorporate amendments issued by the International Accounting Standards Board ("IASB") in January 2016. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IAS 12 - Income Taxes has been revised to incorporate amendments issued by the IASB in January 2016. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of this new standard.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Other MD&A Requirements

Additional information relating to the Company: (a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com; (c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2016.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding: (a) Share Capital Authorized - unlimited number of common shares without par value

Issued and outstanding – 167,164,821 common shares with a recorded value of $231.4 million Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
162,500	7.27	2016/11/24
296,000	6.69	2017/3/5
141,000	6.53	2017/6/17
180,000	5.35	2017/8/8
184,000	5.40	2017/12/3
143,000	4.34	2019/9/18
179,250	3.91	2018/3/7
184,187	3.25	2018/6/2
277,312	3.41	2018/9/12
141,437	2.98	2019/1/21
413,750	1.75	2019/5/29
263,824	1.76	2019/10/14
1,602,175	1.43	2020/6/2
3,689,000	0.66	2018/12/30
7,857,435

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2016. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at September 30, 2016, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Lorne Waldman, Senior Vice President, Corporate Secretary & General Counsel

David Kong, Director	Alex Zhang, Vice President, Exploration

Malcolm Swallow, Director	Luke Liu, Vice President, China Operations

Gordon Neal, Vice President, Corporate Development

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 35